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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               VANGUARD AIRLINES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)

                                    92201B109
________________________________________________________________________________
                                 (CUSIP Number)

                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                     (909)594-9500
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 17, 2002
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 2 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)

          J.F. Shea Company, Inc.
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          WC
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          California
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  20,038,776
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   20,038,776
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 0 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,038,776 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          36.9%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          CO
________________________________________________________________________________

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 3 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1)   Names of Reporting Persons

          Edmund H. Shea, Jr.
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          Not Applicable
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  5,000 shares
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 23,213,178 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   5,000 shares
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 23,213,178 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          23,218,718 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          40.3%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          IN
________________________________________________________________________________

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 4 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1)   Names of Reporting Persons

          John F. Shea
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          Not Applicable
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 23,213,178 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 23,213,178 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          23,213,178 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          40.3%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          IN
________________________________________________________________________________

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 5 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1)   Names of Reporting Persons

          Peter O. Shea, Jr.
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          Not Applicable
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 23,213,178 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 23,213,178 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          23,213,178 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          40.3%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          IN
________________________________________________________________________________

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 6 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1)   Names of Reporting Persons

          James G. Shontere
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          Not Applicable
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 20,038,776 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 20,038,776 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,038,776 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          36.9%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          IN
________________________________________________________________________________

_____________________________                        ___________________________

CUSIP No. 92201B109                   13D            Page 7 of 13 Pages
_____________________________                        ___________________________


________________________________________________________________________________

     1)   Names of Reporting Persons

          Shea Ventures, LLC
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only

________________________________________________________________________________

     4)   Source of Funds (SEE Instructions)

          WC
________________________________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

________________________________________________________________________________

     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________

     Number of Shares        7) Sole Voting Power  -  3,174,402
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -   3,174,402
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 0 shares
________________________________________________________________________________

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,402 shares
________________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
________________________________________________________________________________

    13)   Percent of Class Represented by Amount in Row (11)

          6.9%
________________________________________________________________________________

    14)   Type of Reporting Person (SEE Instructions)]

          OO
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr., Peter O. Shea, Jr., James G. Shontere and Shea Ventures, LLC (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:


      NAME AND                                                                 PRINCIPAL OCCUPATION OR
     OFFICE HELD                  BUSINESS ADDRESS          CITIZENSHIP               EMPLOYMENT

John F. Shea                     655 Brea Canyon Rd.           USA             President of JFSCI
President and Director           Walnut, CA 91789

Edmund H. Shea, Jr.              655 Brea Canyon Rd.           USA             Vice President of JFSCI
Vice President and Director      Walnut, CA 91789

Peter O. Shea, Jr.               655 Brea Canyon Rd.           USA             Vice President of JFSCI
Vice President and Director      Walnut, CA 91789

James G. Shontere                655 Brea Canyon Rd.           USA             Secretary/Treasurer of
Secretary/Treasurer              Walnut, CA 91789                              JFSCI
and Director



         Shea Ventures, LLC ("Shea Ventures") is a California limited liability company, located at 655 Brea Canyon Road, Walnut, California 91789. The members of Shea Ventures are: 1) Shea Diversified Investments, Inc., a Delaware corporation owed by Edward H. Shea, Jr., John F. Shea and Peter O. Shea, Jr., whose names appear above; 2) 1996 Dorothy Shea Trust (Trustees: Gilbert Shea, Ronald Lakey and J.P. Morgan Chase); 3) 1996 Mary Shea Trust (Trustees: Peter O. Shea, Jr., Ronald Lakey, and J.P. Morgan Chase); and 4) 1996 Carolyn Shea Trust (Trustees: Edmund H. Shea, Jr., Ronald Lakey, and J.P. Morgan Chase). The principal business of Shea Ventures is investment activities.

         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 17, 2002, Shea Ventures loaned Issuer $500,000 from its working capital. In exchange for the Loan, Shea Ventures received a secured demand note ("Demand Note") from Issuer that is immediately convertible into Series D Preferred Stock of Issuer at a per share price of $15.751. Each share of Series D Preferred Stock of Issuer is immediately convertible into one hundred shares of Common Stock of Issuer, thereby giving Shea Ventures the right to acquire 3,174,402 shares of Issuer's Common Stock. Under the terms of the loan, Shea Ventures has the right to purchase any securities offered by Issuer on or prior to May 16, 2003 up to an amount no greater than two times the amount of the principal and accrued and unpaid interest outstanding on the Demand Note, at a 50% discount to the purchase price offered to any third party.


ITEM 4.  PURPOSE OF TRANSACTION.


         The Reporting Persons caused Shea Ventures to acquire the securities to increase the Reporting Persons' interests in Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of Issuer in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting Persons analyze the operations, capital structure and markets of the companies in which they invest, including Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations. Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of Issuer;

         (f) any other material change in Issuer's business or corporate structure;

         (g) changes in Issuer's charter, bylaws or instruments correspond-ing thereto or other actions which may impede the acquisition of control of Issuer by any person;

         (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

         According to Issuer's most recent Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2002, there were 43,098,111 shares of Common Stock issued and outstanding as of March 31, 2002.


          (a),(b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:


                                   Voting                        Disposition
                          ________________________       ___________________________
   COMMON STOCK              SOLE         SHARED            SOLE           SHARED
___________________       __________    __________       __________     ____________

Edmund H. Shea, Jr.            5,000    23,213,178            5,000     23,213,178*

JFSCI                     20,038,776           -0-       20,038,776              -0-

Peter O. Shea                    -0-    23,213,178              -0-     23,213,178**

John F. Shea                     -0-    23,213,178              -0-     23,213,178**

James G. Shontere                -0-    20,038,776              -0-     20,038,776***

Shea Ventures              3,174,402           -0-        3,174,402            -0-****


         * Aggregate amount beneficially owned by Edmund H. Shea, Jr. represents approximately 40.3% of the sum of the shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i). Edmund H. Shea, Jr. owns 5,000 shares of Common Stock of Issuer in his individual capacity. He also shares voting and dispositive power with respect to 3,174,402 shares of Common Stock of Issuer owned by Shea Ventures by virtue of his position as a shareholder of Shea Diversified Investments, a member of Shea Ventures.

         Edmund H. Shea, Jr. also shares voting and dispositive power with respect to 15,000 shares of Common Stock of Issuer held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. The General Partner of Siam is E&M RP Trust, for which Edmund H. Shea, Jr. is the trustee. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Aggregate amount beneficially owned represents approximately 40.3% of shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i). John F. Shea and Peter O. Shea, Jr. may be deemed to be the beneficial owners of the 20,038,776 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their positions as directors and executive officers of JFSCI. John F. Shea and Peter O. Shea, Jr. may also be deemed to be the beneficial owners of the 3,174,402 shares of Common Stock of Issuer owned by Shea Ventures by virtue of their positions as shareholders of Shea Diversified Investments, a member of Shea Ventures.

         *** Aggregate amount beneficially owned represents approximately 36.9% of shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i). James G. Shontere may be deemed to be the beneficial owner of the 20,038,776 shares of Common Stock owned by JFSCI by virtue of his stock ownership in JFSCI and his position as a director and executive officer of JFSCI.

         **** Aggregate amount beneficially owned represents approximately 6.9% of shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i). Shea Ventures disclaims beneficial ownership of all other shares of Common Stock of Issuer to which this report relates.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons disclaim membership in a group and, with the exception of JFSCI, disclaim beneficial ownership of the 20,038,776 shares of Common Stock owned by JFSCI. Furthermore, Edmund H. Shea, Jr., John F. Shea and Peter O. Shea, Jr. disclaim beneficial ownership of the 3,174,402 shares of Common Stock of Issuer owned by Shea Ventures.


         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3, 4 and 6.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         JFSCI holds 8,763,887 shares of Common Stock of Issuer. In addition, JFSCI holds 151,200 shares of Issuer's Series A Preferred Stock, immediately convertible into 1,292,308 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among Issuer, JFSCI and other purchasers. JFSCI holds 50,000 shares of Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among Issuer, JFSCI and other purchasers. JFSCI also holds warrants to purchase 6,777,453 shares of Common Stock of the Isser.

         The Reporting Persons incorporate herein by this reference the discussion set forth above under Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following transactional documents are filed as an Exhibit to this
         Schedule 13D:

         1. Joint Filing Undertaking, dated June ____, 2002, between Edmund H. Shea, Jr., Peter O. Shea, Jr., John F. Shea, James G. Shontere, JFSCI, and Shea Ventures reporting acquisition of Issuer's Common Stock.

         2. Secured Convertible Demand Note, dated May 17, 2002, executed by Issuer in favor of Shea Ventures.

         3. Security Agreement, dated May 17, 2002, executed by Issuer in favor of Shea Ventures and other parties.

         4. Participation Agreement, dated May 17, 2002, between Issuer, JFSCI, Shea Ventures and other parties.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 7, 2002.

                                        J.F. SHEA COMPANY, INC.


                                        By: /s/ EDMUND H. SHEA, JR.
                                           _____________________________________
                                              Name:       Edmund H. Shea, Jr.
                                              Title:      Vice President



                                            /s/ EDMUND H. SHEA, JR.
                                           _____________________________________
                                                           Edmund H. Shea, Jr.



                                            /s/ PETER O. SHEA
                                           _____________________________________
                                                           Peter O. Shea



                                            /s/ JOHN F. SHEA
                                           _____________________________________
                                                           John F. Shea



                                            /s/ JAMES G. SHONTERE
                                           _____________________________________
                                                          James G. Shontere


                                        SHEA VENTURES, LLC


                                        By: /s/ EDMUND H. SHEA, JR.
                                           _____________________________________
                                           Name:  Edmund H. Shea
                                           Title:

                                                                       EXHIBIT 1


                            JOINT FILING UNDERTAKING


                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.


Dated:  June 7, 2002                     J.F. SHEA COMPANY, INC.


                                           By:   /s/ EDMUND H. SHEA, JR.
                                                _______________________________
                                           Name:       Edmund H. Shea, Jr.
                                           Title:         Vice President

                                           By:  /s/EDMUND H. SHEA, JR.
                                                _______________________________
                                                             Edmund H. Shea, Jr.

                                           By:  /s/PETER O. SHEA
                                                ________________________________
                                                             Peter O. Shea

                                           By:  /s/JOHN F. SHEA
                                                ________________________________
                                                             John F. Shea

                                           By:  /s/JAMES G. SHONTERE
                                                ________________________________
                                                            James G. Shontere

                                           SHEA VENTURES, LLC


                                           By: /s/EDMUND H. SHEA, JR.
                                                _______________________________
                                           Name:  Edmund H. Shea, Jr.
                                                 ______________________________
                                           Title:______________________________

                                                                       EXHIBIT 2

                         SECURED CONVERTIBLE DEMAND NOTE

                   THIS NOTE HAS NOT BEEN REGISTERED UNDER THE
                 SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT
                  BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF
                EXCEPT WHILE SUCH A REGISTRATION IS IN EFFECT OR
                   PURSUANT TO AN EXEMPTION FROM REGISTRATION
                                 UNDER SAID ACT

                             VANGUARD AIRLINES, INC.
                                 AS THE BORROWER

$500,000.00                                                Kansas City, Missouri
                                                                    May 17, 2002


                  FOR VALUE RECEIVED, the undersigned, VANGUARD AIRLINES, INC., a Delaware corporation (herein called the "BORROWER"), whose principal office is located at 533 Mexico City Avenue, Kansas City International Airport, Kansas City, Missouri 64153, hereby irrevocably and unconditionally promises to pay to the order of SHEA VENTURES LLC (the "HOLDER"), at its offices at 655 Brea Canyon Road, Walnut, California, 91789 or to its successors and registered assigns, in lawful money of the United States of America, in immediately available funds, the principal sum of Five Hundred Thousand Dollars ($500,000.00) plus all accrued and unpaid interest, all on demand, but in no event later than June 30, 2002. Interest payable hereunder shall be calculated at the rate of nine percent (9.00%) per annum on the principal amount outstanding on the basis of a 360-day year and the actual number of days elapsed.- Accrued but unpaid interest shall be payable, in cash, on June 30, 2002, regardless of any conversion of the principal amount of this Note. If all accrued but unpaid interest is not paid in full on June 30, 2002, then and in such event, all accrued but unpaid interest shall be added to the principal amount of this Note and accrue interest at the "Overdue Interest Rate," as defined below.

                  The Borrower's obligations under this Note are secured by a Security Agreement between Borrower, Holder and certain other Secured Parties as described therein, dated as of the date hereof and regarding certain Collateral as defined therein. In the aggregate, the Secured Parties are advancing to Borrower in one related transaction $1,500,000, evidenced by four secured convertible demand notes aggregating $1,500,000 in principal amount, of which this Note is one of the four. Together, the four notes are referred to herein as the "Related Notes". It is expressly agreed that all of the covenants, conditions and agreements contained in the Security Agreement are hereby made a part of this Note.

                  All amounts due hereunder shall be paid to the Holder in U.S. Dollars and in immediately available funds before 11:00 a.m., San Francisco time on demand, or, if later, on the due date, June 30, 2002, at:

                  Bank:                     Wells Fargo Bank.
                  ABA No.:                  121000248
                  For Credit to
                  the Account of:           JF Shea Co. Inc.
                  Account No.:              4776-019002
                  Ref:                      Vanguard
or as otherwise directed in writing by the Holder.

                  In the event that any amount of principal of or interest on this Note is not paid when due, then interest on any such past due amount shall be payable at a rate per annum equal to the greater of the following: (i) fifteen percent (15%), or (ii) the rate announced by Citibank, N.A., New York branch, as of the relevant date as "prime" plus five percent (5%) (the "Overdue Interest Rate").

                  Upon the occurrence of any default or breach by the Borrower under the Note or under the Security Agreement, the entire principal amount hereof and the interest thereon to the date of payment shall become immediately due and payable without further notice, and the Borrower hereby waives all rights to notice and presentment.

                  The Borrower hereby waives diligence, presentment, demand, protest and notice of every kind, and warrants to the Holder of this Note that, as to itself, all actions and approvals required for the execution and delivery of this Note as the legal, valid and binding obligation of the undersigned, enforceable in accordance with the terms hereof, have been duly taken and obtained. The non-exercise by the Holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance. A manually signed copy of this Note shall be evidence of the rights of the Holder of this Note. This Note shall be binding upon the Borrower and its successors and assigns and inure to the benefit of the holder of this Note and its successors and permitted assigns.

                  Borrower agrees to pay, within five (5) business days of the date hereof, Holder's reasonable legal fees arising from negotiation and enforcement of this Note and/or the Security Agreement and from the enforcement of any of its rights hereunder.

                                  I. CONVERSION

                  This Note is convertible, at the option of the Holder, by written notice to the Company, at any time before payment in full of all amounts due and owing under this Note, into fully paid and nonassessable shares of Series D Preferred Stock, par value $.001 of the Company, having the terms set forth in the certificate of designation (the "Certificate of Designation") attached hereto as Exhibit A (the "Series D"), at a conversion price of $15.751 of principal for each share of Series D, subject to adjustment as provided below.

                  In the event any of the Related Notes is converted in whole or in part after this Note has been paid in full (each, a "Conversion Event"), Holder shall have the right, but not the obligation, to purchase shares of Series D in an amount equal to the highest dollar amount of principal of any other Related Note that is converted into shares of Series D. Such conversion shall be exercised by the Holder's paying to the Company the dollar amount of the purchase, together with a notice of exercise. If such purchase is not tendered within ten
(10) business days after Holder is provided written notice of the conversion of the Related Note, then Holder shall have no further rights under this paragraph with respect to such Conversion Event.

                  ADJUSTMENTS. The conversion price of $15.751 of principal for each share of Series D shall be appropriately adjusted in the event of any subdivision or combination of the shares of Series D. In the event of any reclassification, change or conversion of the shares of Series D, arising from any merger, consolidation, or reorganization of Borrower, or arising from the sale of all or substantial all of the assets of Borrower (other than for cash), then and in such event such successor or purchaser of Borrower's assets shall duly execute and deliver to the Holder hereof a new note so that the Holder hereof shall have the right to receive, in lieu of shares of Series D issuable upon conversion of the principal of this Note, the kind and amount of shares of stock, other securities, money and/or property receivable upon any such reclassification, change or conversion by a holder of the number of shares of Series D into which the principal of this Note is convertible.

                      II. RESERVATION OF SHARES OF SERIES D

                  Borrower shall at all times reserve and keep available out of its authorized but unissued shares of Series D, solely for the purpose of effecting a conversion of the principal of this Note and the principal of the other Related Notes, such number of its shares of Series D (and shares of its Common Stock for issuance upon conversion of such shares of Series D) as shall from time to time be sufficient to effect a conversion of the principal of this Note and of the Related Notes.

                               III. PARTICIPATION

                  In the event that the Company proposes to issue to any third party (including, without limitation, any holder of a Related Note) any security, including any note or other debt security or any of its Common Stock or Preferred Stock or options or warrants to purchase the same (excluding, from the rights granted hereunder, options granted to employees of Borrower) (each, an "Offering"), then Holder shall have the right to participate in any such Offering on an equal basis with such third party, PROVIDED, HOWEVER, THAT (i) Holder shall, in any such instance, be entitled to surrender the principal amount of this Note and accrued but unpaid interest in payment or partial payment of the purchase price, and (ii) such surrender shall have a deemed cash value equal to twice the amount of principal and interest surrendered by Holder hereunder. The Holder shall not be obligated to surrender the principal amount of its Note to participate in any such Offering; the Holder may participate in the Offering by purchasing securities in the Offering with an aggregate purchase price equal to 200% of the proposed purchase price of the securities (E.G., if Borrower offers and sells shares of its common stock at $1 per share, then, for the payment of $1.00 in cash, the Holder shall be entitled to two shares); PROVIDED, HOWEVER, that Holder shall not be entitled to purchase securities in any such offering in an amount greater than two times the amount of principal and accrued and unpaid interest then outstanding under this Note.

                  For purposes of example, if the Company proposes to issue to -any third party shares of any equity security, whether by means of convertible debt or otherwise, the same number of shares shall be made available for purchase by Holder, and the purchase price of such, security shall be equal to the price of such security paid by third parties, PROVIDED, HOWEVER, (i) that Holder shall be entitled to surrender the principal amount of this Note and accrued interest in payment or partial payment of the purchase price, and (ii) such surrender shall have a deemed cash value equal to twice the amount of principal and interest surrendered. If the Company proposes to issue to a third party 15,000,000 shares of common stock at a price of $.10 per share when there is $500,000 principal and $3,000 interest accrued and unpaid under this Note, the Holder shall be entitled to purchase 15,000,000 shares of common stock at a price of $.10 per share, and shall be entitled to apply the $503,000 principal and interest in payment of $1,006,000 portion of the total $1,500,000 purchase price.

                  Holder shall exercise the rights of participation granted hereunder by written notice to the Company received by the Company within ten
(10) business days after Holder has been provided notice of the terms of the Offering, or such rights shall be forfeited as to such Offering only.

                  In the event that this Note is paid or converted prior to one year from the date of issuance of this Note, Borrower shall provide Holder with a participation agreement affording Holder the right to participate in any Offering completed on or prior to May 16, 2003, on the same economic terms as if this Note had not been paid or converted, with any payment by Holder for such participation to be made in cash rather than with the principal of this Note, and with the Holder entitled to purchase securities with an aggregate purchase price equal to 200% of the proposed purchase price of the securities (e.g., if Borrower offers and sells shares of its common stock at $1.00 per share, then, for the payment of $1.00, the Holder shall be entitled to two shares) PROVIDED, HOWEVER, that Holder shall not be entitled to purchase securities in any such offering in an amount greater than two times the amount of principal and accrued and unpaid interest ever outstanding under this Note.

                       IV. REPRESENTATIONS AND WARRANTIES

                  Borrower represents and warrants to the Holder that:

                  (i)    Borrower   has  all  requisite  corporate   power   and
authority to deliver and perform its obligations under this Note.

                  (iv) The execution, delivery, and performance by Borrower of this Note has been duly authorized by all necessary corporate action of Borrower and does not and will not (A) contravene the terms of the Certificate of Incorporation or Bylaws of Borrower or result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease, or instrument to which Borrower is a party or by which it or its assets may be bound or affected, (B) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree or like instrument binding on or affecting Borrower, or (C) result in, or require, the creation or imposition of any lien upon or with respect to any of the assets of Borrower.

                  (iii) This Note constitutes a legal, valid, and binding obligation of Borrower, enforceable against Borrower in accordance with its terms.

                  (iv) No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental authority, or approval or consent of any other person, is required for the due execution, delivery, or performance by Borrower of this Note, except for the filing of the Certificate of Designation attached hereto with the Delaware Secretary of State.

                  (v) Borrower has a pre-existing relationship with Holder (and with the holder of each Related Note) and, by reason of its business and financial experience, Borrower has the capacity to protect its own interests in connection with the Note and related transactions.

                            ___________________________


                  Holder represents and warrants to Borrower that it has a pre-existing relationship with Borrower and, by reason of its business and financial experience, Holder has the capacity to protect its own interest in connection with the Note and related transactions.

                                  V. COVENANTS

                  Borrower shall file the Certificate of Designation with the Delaware Secretary of State promptly after its execution of this Note, and shall secure and file certified copies thereof in such other states as Borrower does business and in which such filing is required.

                  Borrower shall provide to Holder, concurrently with their filing with the Securities and Exchange Commission ("SEC"), all filings made by Borrower with the SEC under the Securities and Exchange Act of 1934, as amended, including, without limitation, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K.

                  Holder and Holder's agents shall have the right to visit and inspect the books and records of Borrower (and to make copies thereof and take extracts therefrom) and to discuss Borrower's affairs, finances, and accounts with Borrower's officers and with Borrower's independent public accountants, all at such reasonable times and as often as Holder may reasonably request.

                  Borrower shall provide written notice to Holder of any subdivision or combination requiring an adjustment of the conversion price as called for under "Conversion - Adjustment" above within five (5) days after the effective date of any such subdivision or combination, and shall provide Holder with at least twenty (20) days prior notice of the effective date of any proposed reclassification, change or conversion that will require the issuance of a new note to Holder under "Conversion - Adjustment" above.

                  Promptly after the execution of this Note, Borrower shall appoint an individual acceptable to Holder and to the holders of the Related Notes who will be responsible for planning and supervising the capital expenditure program of Borrower.

                                VI. MISCELLANEOUS

                  NOTICES. Notice to Holder shall be deemed to be provided on the day it is posted by email, fax and overnight mail to the Holder's address on file with Borrower. Holder shall use its best efforts to insure Holder actually receives on a timely basis any notice provided hereunder.

                  SUCCESSORS AND ASSIGNS. The rights and obligations of Borrower and the Holder of this Note shall be binding upon and inure to the benefit of the successors, assigns and transferees of the parties.

                  WAIVER AND  AMENDMENT.   Any  provision  of  this  Note may be
amended, waived or modified upon the written consent of Borrower and the Holder.

                  ASSIGNMENT BY BORROWER. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by Borrower, without the prior written consent of the Holder.

                  EXPENSES; WAIVERS. If Borrower defaults in the performance of its obligations under this Note, then Borrower shall pay all costs and expenses incurred by Holder in connection with the collection of amounts due and the enforcement of Holder's rights hereunder and under the Security Agreement including, without limitation, reasonable attorneys' fees and costs.

                  CONSENT TO JURISDICTION. Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in and for the County of San Francisco, California, for the purposes of any suit, action or proceeding arising out of or relating to this Note and hereby waives, and agrees not to assert in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Borrower consents to process being served in any suit, action or proceeding by overnight mail, next business day delivery, by a commercially recognized overnight mail delivery service, of a copy thereof to Borrower at the address set forth on the first page of this Note, and Borrower agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other matter permitted by law.

                  NO IMPAIRMENT. Borrower will not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by Borrower, but will at all times in good faith carry out the provisions of this Note.

                  GOVERNING, LAW. This Note shall in all respects be governed by, and construed in accordance with, the laws of the State of California including all matters of construction, validity and performance, without reference to principles of conflicts of law.

                  IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by a duly authorized officer on the day and the year first above written.


                                      VANGUARD AIRLINES, INC.



                                      By: /s/SCOTT DICKSON
                                         __________________________
                                      Name:  Scott Dickson
                                      Title: Chairman, CEO & President

                                                                       EXHIBIT 3

                               SECURITY AGREEMENT

                  THIS SECURITY AGREEMENT ("Security Agreement"), dated as of May 17, 2002 ("Effective Date"), is executed by VANGUARD AIRLINES, INC., a Delaware corporation ("Borrower"), in favor of THE SARAH AND WILLIAM HAMBRECHT FOUNDATION ("Foundation"), SHEA VENTURES LLC ("Shea"), TRANSMERIDIAN AIRLINES, INC. ("Transmeridian"), and PEGASUS AVIATION, INC. ("Pegasus") (each a "Secured Party" and collectively the "Secured Parties"), and each of them, to induce the Secured Parties to execute and advance to Borrower the principal balance under four promissory notes of even date herewith ("Demand Notes"), with an aggregate principal amount of One Million Five Hundred Thousand and NO/100 Dollars ($1,500,000.00) advanced to Borrower pursuant to Secured Convertible Demand Notes ("Loan").

                  Borrower hereby grants to Secured Parties, and to each Secured Party, a security interest in the Collateral (as hereinafter defined) to secure the payment and performance of the indebtedness and obligations under the Loan (hereinafter called the "Obligations"):

                  The term "Collateral" shall mean the following:

                  a. All equipment, machinery, tools and tooling owned by Borrower of every kind, regardless of where held or located, including any such equipment, machinery, tools and tooling acquired after the Effective Date;

                  b. All furniture and fixtures owned by Borrower of every kind, regardless of where held or located, including any such furniture and fixtures acquired after the Effective Date;

                  c. All accounts receivable, deposit accounts, and other accounts owned by Borrower of every kind, regardless of where held or located, including any such items acquired after the Effective Date;

                  d. All goods, contract rights, chattel paper, investment property, instruments, documents, letter-of-credit rights, supporting obligations, rights to payment, and general intangibles owned by Borrower of every kind, regardless of where held located, including any such assets acquired after the Effective Date; and

                  e. All inventory owned by Borrower of every kind, regardless of where held or located, including any such inventory acquired after the Effective Date;

                  f. Any proceeds of any item described in Paragraphs (a) through (e) above, regardless of where held or located, including any such proceeds acquired after the Effective Date.

                  However, regardless of any provision hereof, the following shall not be deemed to be within the scope of or covered by this Security
Agreement:

                  l. Collateral that Borrower has pledged before the Effective Date, and currently continues to pledge, to any party other than a Secured Party, unless such Collateral may be subject to second (or third lien) without violating the rights of a third party, in which event this agreement shall grant a second (or third) lien in such Collateral; and

                  2. Collateral as to which the granting of such security interest to the Secured Parties or any of them would result in or constitute a breach of or default under any agreement or undertaking to which Borrower is a party or by which it or any of its property is bound, each of which agreements and undertakings is listed on Exhibit A hereto; provided, however, that if any such agreement or undertaking requires Borrower to provide notice and/or to obtain the consent of a third party for the grant of a security interest in the Collateral or any item thereof to the Secured Parties, then and in such event Borrower agrees to provide such notice and/or use reasonable commercial efforts to secure any such consent.

                  This Security Agreement shall cease to apply as to any item of Collateral sold by Borrower in the ordinary course of its business as of the date of such sale, but shall continue as to proceeds of such sale to the extent provided above.

                  Anything herein to the contrary notwithstanding, (i) Borrower shall remain liable under any contract, agreement, and other document included in the Collateral to the extent set forth therein, to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by the Secured Parties of any of their rights hereunder shall not release Borrower from any of its duties and obligations under such contracts, agreements, and other documents included in the Collateral, and (iii) the Secured Parties shall not have any obligation or liability under any contract, agreement, and other document included in the Collateral by reason of this Agreement.

                  Borrower agrees that this Agreement shall create a continuing security interest in the Collateral, which shall remain in effect until all amounts due by Borrower under the Loan have been paid in full or the principal amount of the Loan has been fully converted into shares of the Borrower's Series D Preferred Stock.

                  Borrower shall execute and deliver to the Secured Parties within five (5) days after the execution of this Agreement, if requested by the Secured Parties, and, in all events, Borrower hereby authorizes the Secured Parties to file (with or without Borrower's signature), at any time and from time to time hereafter, all financing statements, continuation financing statements, termination statements, affidavits, reports, notices, and other documents and instruments, in form satisfactory to Secured Parties, and to take all other action as Secured Parties may request, to perfect and continue perfected, and to maintain the priority of or provide notice of Secured Parties' security interest in the Collateral to accomplish the purposes of this Agreement. Without limiting the generality of the foregoing, Borrower ratifies and authorizes the filing by the Secured Parties of any financing statements filed prior to the date hereof.

                  Borrower will cooperate with the Secured Parties in obtaining control (as defined in the UCC) of Collateral consisting of any deposit accounts, electronic chattel paper, investment property, and/or letter-of-credit rights.

                  Borrower represents and warrants to the Secured Parties, and to each of them, that:

                  (i) Borrower has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

                  (ii) The execution, delivery, and performance by Borrower of this Agreement has been duly authorized by all necessary corporate action of Borrower and does not and will not (A) contravene the terms of the Certificate of Incorporation or Bylaws of Borrower or result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease, or instrument to which Borrower is a party or by which it or its assets may be bound or affected, (B) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree or like instrument binding on or affecting Borrower, or (C) result in, or require, the creation or imposition of any lien upon or with respect to any of the assets of Borrower.

                  (iii) This Agreement constitutes a legal, valid, and binding obligation of Borrower, enforceable against Borrower in accordance with its terms.

                  (iv) No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental authority, or approval or consent of any other person, is required for the due execution, delivery, or performance by Borrower of this Agreement.

                  (v) Borrower's chief executive office and principal place of business, as of the date of this Agreement, is located at the following address:
533 Mexico City Avenue, Kansas City International Airport, Kansas City, Missouri, 64153.

                  (vi) Borrower's jurisdiction of organization is Delaware, and Borrower's exact legal name is as set forth in the first paragraph of this Agreement.

                  Borrower agrees with the Secured Parties, and with each of them, that:

                  1. It will do and perform all reasonable acts that may be necessary and appropriate to maintain, preserve, and protect the Collateral;

                  2. It will comply with all laws,regulations, ordinances, and all policies of insurance, relating in a material way to the possession, operation, maintenance and control of the Collateral;

                  3. It will give at least thirty (30) days' prior written notice to the Secured Parties of any change in the location of its chief executive office or principal place of business, and of any change in its name or in its jurisdiction of organization; and

                  4. It will keep separate, accurate, and complete books and records with respect to the Collateral, disclosing the Secured Parties' security interest hereunder.

                  Default in the payment or performance of any of the Obligations or default under any agreement evidencing any of the Obligations is a default under this Security Agreement. Upon any such default any Secured Party may declare all of the Obligations immediately due and payable and shall be entitled to exercise all of the rights and remedies of a secured party under the Uniform Commercial Code. Reasonable attorneys' fees of each Secured Party in enforcing any right or exercising any remedy hereunder upon default of the Borrower shall be deemed a part of the Obligations secured hereby.

                  The parties agree that the Loan is intended to create and shall at all times be deemed to have created security interests in favor of the Foundation, Shea, Transmeridian, and Pegasus ("Security Interests"), such that as to each other, such Security Interests are treated equally on a pro-rata basis in accordance with the respective outstanding principal balances under the Demand Notes, and that no Secured Party shall have priority over any other Secured Party in connection with the enforcement of their respective Security Interests. In the event of any conflict with respect to the priority or any other aspect of the respective Security Interests of the Secured Parties, the parties agree that the Foundation, Shea, Transmeridian, and Pegasus shall, with respect to their rights under the Demand Notes, be treated on a pro-rata basis in accordance with their respective outstanding principal balances, as if they are jointly enforcing all of their respective Security Interests in the nature of one combined Security Interest. No provision of this paragraph shall be construed to authorize or permit Borrower to object to or avoid any enforcement of any of the respective Security Interests of the Secured Parties.

                  To illustrate the intended meaning of the foregoing paragraph, assume the following facts are true: (a) the principal balance owed to Foundation under its Demand Note is Four Hundred Thousand Dollars ($400,000.00);
(b) the principal balance owed to Shea under its Demand Note is Four Hundred Thousand Dollars ($400,000.00); (c) the principal balance owed to Transmeridian under its Demand Note is Two Hundred Thousand Dollars ($200,000); and (d) the principal balance owed to Pegasus under its Demand Note is Two Hundred Thousand Dollars ($200,000.00). In this example, Foundation would be concurrently entitled to the benefits of One Third (1/3) of the Security Interests; Shea would be concurrently entitled to One Third (1/3) of the Security Interests; and Transmeridian and Pegasus would each be entitled to One Sixth (1/6) of the Security Interests. These ratios are subject to change as the outstanding balances of the Demand Notes change from time to time.

                  Borrower hereby agrees to indemnify the Secured Parties, and each of them, and their respective directors, officers, employees, agents, counsel, and other agents and advisors (each an "Indemnified Person") against and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person (including allocated costs of internal counsel), which may be imposed on, incurred by, or asserted against any Indemnified Person, in any way relating to or arising out of this Agreement, the Loan, or the transactions contemplated hereby or any action taken or omitted to be taken by an Indemnified Person hereunder.

                  Borrower agrees to cooperate with Secured Parties and to take any action, file any documents, statements, or notices, and secure any consents or approvals as may be reasonably requested by Secured Parties to perfect or evidence their rights hereunder and the security interest granted to them hereunder.

                  Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in and for the County of San Francisco, California, for the purposes of any suit, action or proceeding arising out of or relating to this Note and hereby waives, and agrees not to assert in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper. Borrower consents to process being served in any suit, action or proceeding by overnight mailing, next business day delivery, by a commercially recognized overnight mail delivery service, of a copy thereof to Borrower at the address of Borrower set forth in this Agreement, and Borrower agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other matter permitted by law.

                  Any notice required or permitted under this Security Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party as follows, or at such other address as such party may designate by ten
(10) days' advance written notice to the other parties:

      To Borrower:           Vanguard Airlines, Inc.
                             Attn: General Counsel
                             533 Mexico City Avenue
                             Kansas City, MO 64153

      To Foundation:         The Sarah and William Hambrecht Foundation
                             539 Bryant Street, Suite 100
                             San Francisco, California, 94107

      To Shea:               Shea Ventures LLC
                             655 Brea Canyon Road
                             Walnut, California, 91789

      To Transmeridian:      Transmeridian Airlines, Inc.
                             c/o Pegasus Aviation, Inc.
                             Four Embarcadero Center, 35th Floor San Francisco,
                             California, 94111

      To Pegasus:            Pegasus Aviation, Inc.
                             Four Embarcadero Center, 35th Floor
                             San Francisco, California, 94111


                  This Security Agreement, together with any and all other documents referred to herein, constitutes the entire agreement between Borrower and Secured Parties pertaining to the subject matter contained herein. This Security Agreement may not be amended, changed, modified, altered or terminated except by a written instrument signed by each Secured Party and Borrower. Neither the Secured Parties nor Borrower may waive any right hereunder except by a signed written instrument.

                  This Security Agreement shall be construed in accordance with and governed by the laws of the State of California. Unless otherwise defined, words used herein have the meanings given them in the Uniform Commercial Code as adopted and in force in the State of California.

                  This Security Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute but one and the same instrument.

                  This Security Agreement shall bind and benefit the parties and each of their respective successors and assigns.

                  INTENDING TO BE LEGALLY BOUND, Borrower and Secured Parties have caused this Security Agreement to be execute each by its duly authorized officer on May , 2002.


VANGUARD AIRLINES, Inc.


By: /s/SCOTT DICKSON
   _____________________
Name:
Title:


THE SARAH AND WILLIAM HAMBRECHT FOUNDATION


By: /s/W R HAMBRECHT
   _____________________
Name:
Title:


                                                                     (CONTINUED)
                                       6

SHEA VENTURES LLC


By: /s/ EDMUND H. SHEA, JR.
   ________________________
Name:
Title:


TRANSMERIDIAN AIRLINES, INC.


By: /s/ROBERT BINNS
   ________________________
Name:  Robert Binns
Title: CFO


PEGASUS AVIATION, INC.


By: /s/PHILIP V. JACKMAUH
   ________________________
Name:  Philip V. Jackmauh
Title: Senior Vice President,
       Deputy General Counsel
       and Assistant Secretary

                                    EXHIBIT A
                                       TO
                               SECURITY AGREEMENT

                            LIST OF OTHER AGREEMENTS
                         (Page 2 of Security Agreement)

                                                    Provision(s) of Agreement
                                                         Implicated by
Title and Date of Agreement          Parties           Security Agreement
---------------------------          -------        -------------------------

                                                                       EXHIBIT 4

                             PARTICIPATION AGREEMENT

                  WHEREAS, Vanguard Airlines, Inc. ("Vanguard") has a critical need for immediate funding in order to be able to continue operations, and

                  WHEREAS, the Lenders identified below have agreed to lend, in the aggregate, $1,500,000 to Vanguard, subject to the waiver of certain rights held by pre-existing equity interests and on the terms set forth below,

                  NOW, THEREFORE, the Lenders, Vanguard and the other parties signatory to this Agreement agree as follows:

                  1.       PARTICIPATION.

                  Each of The Sarah and William Hambrecht Foundation ("Foundation"), Shea Ventures LLC ("Shea"), Transmeridian Airlines, Inc., ("Transmeridian"), and Pegasus Aviation, Inc., ("Pegasus"), agree to lend the amounts set forth below to Vanguard on the terms set forth in the attached form of Secured Convertible Demand Note ("Demand Note") and Security Agreement
("Security Agreement") (collectively, the "Loan Documents" and, together, the "May 2002 Investment"). Foundation, Shea, Transmeridian, and Pegasus are each a "Lender" and, together, are the "Lenders" hereunder. The participation of each Lender is conditional on the participation of each other Lender. The amounts to be lent by the Lenders to Vanguard are as follows:

                    LENDER                            AMOUNT

                  Foundation                         $500,000
                  Shea                               $500,000
                  Transmeridian                      $300,000
                  Pegasus                            $200,000
                                                     --------

                           TOTAL:                    $1,500,000

                  2.       WAIVER OF ANTIDILUTION RIGHTS.

                  Each of the J. F. Shea Co., as Nominee 1998-19 ("SheaCo") and The Hambrecht 1980 Revocable Trust ("HRT") represent and warrant that it is the holder of (i) all rights originally assigned to under the Unit Purchase Agreement with Vanguard dated September 8, 2000, and (ii) all rights and interests to 50,000 shares of Series B Preferred Stock of Vanguard and that it has the right to make the following waiver. SheaCo and HRT waive any and all antidilution rights under such Unit Purchase Agreement and under the Series B Preferred Stock, solely with respect to the May 2002 Investment.

                  3.       CONSENT TO PARITY PROVISIONS.

                  SheaCo represents and warrants that it is the holder of 151,200 shares of Series A Preferred Stock of Vanguard and 50,000 shares of Series B Preferred Stock of Vanguard and that it has the right to make the following consent and agreement. HRT represents and warrants that it is the holder of 151,160 shares of Series A Preferred Stock and 50,000 shares of Series B Preferred Stock and that it has the right to make the following consent and agreement. Vanguard Acquisition Company ("VAC") represents that it is the holder of 187,500 shares of Series C Preferred Stock of Vanguard and that it has the right to make the following consent and agreement. With respect to the respective shares set forth in this paragraph, SheaCo, HRT and VAC consent to the terms of the Series D Preferred Stock attached hereto and agree to Vanguard filing a certificate of amendment, in form acceptable to each of them, modifying the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, as necessary in order to fully implement the terms of this agreement.

                  4.       CONDITIONS TO MAY 2002 INVESTMENT.

                  (a) The obligation of each Lender to make the Loan reflected in paragraph 1 hereof is conditional upon satisfaction of each and every of the following conditions:

                           (i)    Each of the other Lenders shall have deposited
with the Escrow Agent, for holding by it in its client trust account, the amount specified to be lent by such other Lender to Vanguard pursuant to paragraph 1 hereof;

                           (ii)   The  parties have  agreed to the final form of
all documents referred to or contemplated by this Agreement.

                  (b) Upon satisfaction of each of all of the foregoing conditions, including the deposit with the Escrow Agent of the Loan amount, as specified in paragraph 1 hereof, the Escrow Agent shall disburse the amount of the Loan, by wire transfer, to Vanguard, upon the written instructions of Vanguard; shall distribute to each Lender the Demand Note executed by Vanguard for such Lender; and shall distribute to each Lender a counterpart of the Security Agreement, as executed by Vanguard and each of the Lenders.

                  (c) Vanguard shall be responsible for reimbursing the Escrow Agent on demand for all costs and expenses incurred by the Escrow Agent in performing its duties as Escrow Agent hereunder.

                  5.       DUTIES OF ESCROW AGENT.

                  (a) McCutchen, Doyle, Brown & Enersen LLP (the "Firm") is acting as Escrow Agent hereunder solely as an accommodation to the parties and to facilitate the closing of the May 2002 Investment. Each of the parties hereto, other than Shea, acknowledges that the Firm, by acting as Escrow Agent hereunder, is not acting as counsel to any of the parties hereto, other than Shea. Escrow Agent is not a party to, or bound by, any agreement which may be deposited under, evidenced by, or arise out of the instructions set forth herein. Escrow Agent is acting as depository only and is not liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it hereunder, or with respect to form or execution of the same, or the identity, authority, or right of any person executing or depositing the same.

                  (b) Escrow Agent shall be protected in acting upon any notice, request, waiver, consent, receipt, or other paper or document believed by Escrow Agent to be signed by the proper party or parties. Escrow Agent shall not be liable for any error of judgment or for act done or step taken or omitted by it in good faith or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own willful misconduct. Escrow Agent shall have no duties to anyone except to Vanguard and the Lenders signing this Agreement.

                  (c) In the event of any disagreement between Escrow Agent and the parties to this Agreement, resulting in adverse claims and demands being made hereunder or to Escrow Agent, Escrow Agent shall be entitled, at its option, to refuse to comply with any such claim or demand, so long as such disagreement shall continue, and in so doing Escrow Agent shall not be or become liable for damages to any party hereto; and Escrow Agent shall be entitled to continue so to refrain and refuse so to act until the rights of the adverse claimants have been fully adjudicated and/or all differences have been resolved by Agreement.

                  (d)      Escrow Agent may resign at any time upon  giving five
(5) business days written notice to the parties hereto, in which event Escrow Agent shall return the documents and monies deposited with it hereunder to the party or parties depositing the same. Upon any such delivery, Escrow Agent shall have no further duties or responsibilities to the parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have executed this Participation Agreement as of this 17th day of May, 2002.


VANGUARD AIRLINES, Inc.


By: /s/SCOTT DICKSON
   _______________________________


PEGASUS AVIATION, INC.


By: /s/PHILIP V. JACKMAUH
   _______________________________
       Philip V. Jackmauh
       Senior Vice President,
       Deputy General Counsel
       and Assistant Secretary

SHEA VENTURES LLC


By: /s/EDMUND H. SHEA, JR.
   _______________________________


THE SARAH AND WILLIAM HAMBRECHT FOUNDATION


By: /s/W R HAMBRECHT
   _______________________________


TRANSMERIDIAN AIRLINES, INC.


By: /s/ROBERT BINNS
   _______________________________


THE HAMBRECHT 1980 REVOCABLE TRUST


By: /s/ W R HAMBRECHT
   _______________________________


J.F. SHEA CO., INC., AS NOMINEE 1998-19


By: /s/EDMUND H. SHEA, JR.
   _______________________________


MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP


By: /s/HENRY D. EVANS, JR.
   _______________________________